BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that, on February 16, 2020, it became aware of an official note from the Saudi Food and Drug Authority – SFDA, the Saudi Arabian sanitary authority, regarding a report suspending temporarily two Company’s establishments, specifically Dois Vizinhos-PR and Francisco Beltrão-PR plants, from exporting chicken meat to this country.

The SFDA informs that the measure is temporary and requests from the Brazilian authorities, among other measures, more details about the investigations carried out between 2014 and 2018 regarding alleged violations conducted by the Company in the production of feed and premix, a preparation containing vitamins and amino acids.

The immediate impact of this measure for BRF is limited to the exports effected by the Dois Vizinhos plant, which was currently operating with an export volume of approximately 6 thousand tons/month to Saudi Arabia. The Francisco Beltrão plant was not performing any exportation to this country.

The Company has already initiated the necessary adjustments to redirect the production to its other plants, until the matter is duly clarified, still possessing five plants with permissions to export to Saudi Arabia. The plants of Dois Vizinhos e Francisco Betrão will be utilized, as of now, to serve other markets.

The Company has cooperated fully and continuously with Brazilian and international authorities in the clarification of the matter and does not tolerate any quality or integrity deviation in its production process. Thus, it has intensified and expanded its internal controls, compliance, and quality structures in recent years aiming to guarantee strict adherence to any and all worldwide sanitary legislations.

BRF will maintain its shareholders and the market in general duly informed as soon as it is officially serviced by the Brazilian Ministry of Agriculture, Livestock, and Supply – MAPA regarding this matter and about  any relevant developments in connection with this announcement.

São Paulo, February 17, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.